July 23, 2019

Birgitte Vartdal
Chief Executive Officer
Golden Ocean Group Ltd
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

       Re: Golden Ocean Group Ltd
           Registration Statement on Form F-3
           Filed July 18, 2019
           File No. 333-230205

Dear Ms. Vartdal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at (202) 551-3301 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure